SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Pinnacle Capital Management Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

100 Limestone Plaza

Fayetteville, New York 13066

Telephone Number (including area code): (315) 234-9716

Name and address of agent for service of process:

Capitol Services, Inc.

615 S. Dupont Hwy

Dover, DE 19901

Copies to:

Steven R. Pickard Pinnacle Capital Management, LLC 100 Limestone Plaza Fayetteville, New York 13066	John H. Lively The Law Offices of John H. Lively & Associates, Inc. 2031 West 141st Terrace, Suite 119 Leawood, Kansas 64224

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X   ]

NO [    ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Fayetteville, State of New York on the 29th day of July, 2010.

PINNACLE CAPITAL MANAGEMENT FUNDS TRUST

By:    /s/ Steven R. Pickard

          Steven R. Pickard, Initial Trustee

Attest: /s/ Stephen J. Fauer

Stephen J. Fauer, Vice President